IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THIS FORM SE IS BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION.

04031374

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

CWALT, INC.
(Exact Name of Registrant as Specified in Charter)

1269518
~~001265918~~
(Registrant CIK Number)

Form 8-K for May 26, 2004
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-110343
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

PROCESSED
MAY 28 2004
THOMSON
FINANCIAL

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calabasas, State of California, on MAY 26, 2004.

CWALT, INC.

By: [signature]
Name: Darren Bigby
Title: Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE

COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY GREENWICH CAPITAL MARKETS INC.

for

CWALT, INC.

ALTERNATIVE LOAN TRUST 2004-13CB
MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2004-13CB

Financial Engineering Group
Greenwich Capital Markets

User: leinwne
May 20, 2004 10:31 AM

CWALT13FC1 A1

Bond Description

Name:	CWALT13FC1 A1	**Coll. Type:**	WL	**PAC Bands:**	n/a
Cusip:		**Orig. Balance:**	$298,396,779.07	**Settlement Date:**	05/28/2004
Coupon:	5.250000 %	**Net Coupon:**	5.264918 %	**Issue Date:**	05/01/2004
Formula:	N/A	**Gross Coupon:**	5.527287 %	**First Pay Date:**	06/25/2004
Orig. Balance:	$207,910,000.00	**Srvc Fee:**	0.262369 %	**Maturity Date:**	n/a
Factor:	1.00000000	**Orig. Term:**	359 mos	**Days Delay:**	24
Factor date:	05/01/2004	**Current WAM:**	359 mos		
Current Cap:	N/A	**Current Age:**	0 mos		
Current Floor:	N/A	**WAVG Loansize:**	$0.00		
Cur. Balance:	$207,910,000.00				

Curve type: Static

CMO Price -> Yield Sensitivity Table

Price	50 USR	75 USR	100 USR	125 USR	150 USR	200 USR	NULL	NULL	NULL
99-08	5.3947	5.4218	5.4495	5.4771	5.5046	5.5589			
99-10	5.3811	5.4039	5.4273	5.4506	5.4737	5.5196			
99-12	5.3674	5.3861	5.4051	5.4241	5.4429	5.4802			
99-14	5.3539	5.3682	5.3829	5.3976	5.4121	5.4409			
99-16	5.3403	5.3504	5.3608	5.3711	5.3814	5.4017			
99-18	5.3267	5.3326	5.3387	5.3447	5.3507	5.3625			
99-20	5.3132	5.3148	5.3166	5.3183	5.3200	5.3234			
99-22	5.2996	5.2971	5.2945	5.2919	5.2893	5.2842			
99-24	5.2861	5.2793	5.2724	5.2656	5.2587	5.2452			
WAL	5.80	4.18	3.26	2.67	2.26	1.74			
Mod. Dur	4.61	3.51	2.83	2.37	2.04	1.60			
Spread	132.1	177.0	212.4	241.8	266.3	303.4			
First Date	06/25/04	06/25/04	06/25/04	06/25/04	06/25/04	06/25/04			
Last Date	03/25/18	06/25/14	02/25/12	08/25/10	07/25/09	04/25/08			

	1 mo	2 mo	3 mo	4 mo	5 mo	6 mo	7 mo	8 mo	9 mo	10 mo	11 mo	12 mo
CPR												

AVG	1 mo	3 mo	6 mo	9 mo	12 mo	Life
CPR						

COB: 05/19/2004	3 Month	6 Month	1 Year	2 Year	3 Year	5 Year	10 Year	30 Year
OnTR Yld	0.996	1.305	1.793	2.540	3.146	3.892	4.849	5.548
OnTR/Swp Spd	1.024	1.355	1.749	2.533/43	3.134/45	3.877/49	4.749/50	5.459/37
OnTR Price	99-24	99-10+	104-18+	99-15	99-31	99-31+	100-00+	98-26

1 Mo L	3Mo L	11Cof	Prime
1.100	1.280	1.815	4.000

15Mtg	30Mtg	FN6.0Jun	FN6.5Jun
5.712	6.352	101-05	98-12

CAP VOLS (years)					
1	2	3	5	10	30
41.440	37.470	33.470	28.020	21.370	17.240

SWAPTION VOLS (years)			
3 X 5	1 X 10	5 X 10	10 X 10
19.870	20.670	14.970	11.160

Price-2-Call
No

Prepay Knobs	Turnover Level	Turnover Ramp	Refi Vol	Refi Elb Shift	Burnout Severity	Burnout Timing	Lockin Severity	Lockin Rate	MRate Shift	Refi Ramp	Surge	Model Version	Collateral Override	Term Override
Settings	0	0	0	0	0	0	0	0	0	0	0	50	DEFAULT	DEFAULT